                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                         Cellular Communications, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15091720
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this / / statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 5 Pages

SEC 1745 (10-85)

CUSIP NO. 15091720                     13G                     PAGE 2 OF 5 PAGES

- --------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Massachusetts Financial Services Company ("MFS")
        I.R.S. Identification No.:   04-2747644
- --------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  / /       (b)  / /
- --------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY
- --------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- --------------------------------------------------------------------------------------------------------------
      NUMBER OF      5     SOLE VOTING POWER
       SHARES              504,050 shares of class A common stock**
    BENEFICIALLY     ------------------------------------------------------------------------------------------
      OWNED BY       6     SHARED VOTING POWER
        EACH         ------------------------------------------------------------------------------------------
      REPORTING      7     SOLE DISPOSITIVE POWER
       PERSON              614,050 shares of class A common stock**
        WITH         ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
- ---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        614,050 shares of class A common stock** which are owned by certain other non-reporting entities as well as MFS.
- --------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
- --------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        5.9% (as calculated pursuant to Rule 13d-3(d)(l)(i))

- --------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      IA
- --------------------------------------------------------------------------------------------------------------
      **This number represents class A common stock which may be acquired through the conversion of convertible preferred stock.

- --------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 15091720                    13G                      PAGE 3 OF 5 PAGES

- --------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Massachusetts Investors Growth Stock Fund ("MIG")
        I.R.S. Identification No.:   04-1885327
- --------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  / /       (b)  / /
- --------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY
- --------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
- --------------------------------------------------------------------------------------------------------------
      NUMBER OF      5     SOLE VOTING POWER
       SHARES        ------------------------------------------------------------------------------------------
    BENEFICIALLY     6     SHARED VOTING POWER
      OWNED BY       ------------------------------------------------------------------------------------------
        EACH         7     SOLE DISPOSITIVE POWER
      REPORTING      ------------------------------------------------------------------------------------------
       PERSON        8     SHARED DISPOSITIVE POWER
        WITH
- ---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 shares of class A common stock
- --------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
- --------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        0%

- --------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      IV
- --------------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G                                                   Page 4 of 5 Pages

Item 1:     (a)    Name of Issuer:
                   Cellular Communications, Inc.
            (b)    Address of Issuer's Principal Executive Offices:
                   150 East 58th Street, 24th Floor
                   New York, NY 10155
Item 2:     (a)    Name of Person Filing:
                   Massachusetts Financial Services Company ("MFS")*
            (b)    Address of Principal Business Office or, if none, Residence:
                   For MFS and MIG:
                   500 Boylston Street
                   Boston, MA 02116
            (c)    Citizenship:
                   For MFS, see Item 4 on page 2; for MIG, see Item 4 on Page 3
            (d)    Title of Class of Securities:
                   Common Stock
            (e)    CUSIP Number:
                   15091720
Item 3:            For MFS, see Item 12 on page 2; for MIG, see Item 12 on page 3
Item 4:     (a)    Amount Beneficially Owned:
                   For MFS, see Item 9 on page 2; for MIG, see Item 9 on page 3
            (b)    Percent of Class:
                   For MFS, see Item 11 on page 2; for MIG, see Item 11 on page 3
            (c)    Number of shares as to which such person has:
                   For MFS, see Items 5 and 7 on page 2

- ---------------
* This Schedule 13G is filed pursuant to Rule 13d-1(f) on behalf of Massachusetts Investors Growth Stock Fund ("MIG") (see page 3 and Exhibit 1 attached hereto).

SCHEDULE 13G                                                   Page 5 of 5 Pages

Item 5:            Ownership of Five Percent or Less of a Class:
                   [x] This statement is being filed to report that MIG has ceased to be the beneficial owner of more than 5% of the class A common stock of Cellular Communications, Inc.
Item 6:            Ownership of More than Five Percent on Behalf of Another Person:
                   INAPPLICABLE
Item 7:            Identification and Classification of the Subsidiary Which Acquired
                   the Security Being Reported on By the Parent Holding Company:
                   INAPPLICABLE
Item 8:            Identification and Classification of Members of the Group:
                   INAPPLICABLE
Item 9:            Notice of Dissolution of Group:
                   INAPPLICABLE
Item 10:           Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 1995

Massachusetts Financial Services Company

            ARNOLD D. SCOTT
By:
- -----------------------------------

            Arnold D. Scott
         Senior Executive Vice
              President,
        Secretary and Director

                                                                       EXHIBIT 1

                            MASSACHUSETTS INVESTORS
                               GROWTH STOCK FUND
               500 BOYLSTON STREET - BOSTON - MASSACHUSETTS 02116
                                 617 - 954-5000

                                        January 18, 1989

Massachusetts Financial Services Company
500 Boylston Street
Boston, MA 02116

      Re:   Rule 13d-1

Gentlemen:

      This letter is to memorialize our agreement that you shall file all statements on Schedule 13G required to be filed on behalf of Massachusetts Investors Growth Stock Fund pursuant to Rule 13d-1 under the Securities Exchange Act of 1934. If the foregoing is acceptable to you, please sign and return to us the enclosed copy of this letter.

                                        Very truly yours,

                                        W. THOMAS LONDON

                                        W. Thomas London
                                        Treasurer

The foregoing is acceptable.

MASSACHUSETTS FINANCIAL SERVICES COMPANY


By:         ARNOLD D. SCOTT
    -----------------------------------
            Arnold D. Scott
         Senior Executive Vice
              President,
        Secretary and Director